Exhibit 99.1

News release

Cenovus acquiring outstanding 50% interest in Toledo Refinery from bp, will assume operatorship

Calgary, Alberta (August 8, 2022) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE), through its U.S. operating business, has reached an agreement to purchase bp’s 50% interest in the bp-Husky Toledo Refinery in Ohio. Cenovus has owned the other 50% of the refinery since its combination with Husky Energy in 2021. Cenovus’s U.S. operating business will assume operatorship from bp upon closing of the transaction, which is expected before the end of 2022, dependent on the satisfaction of closing conditions. Total consideration includes US$300 million in cash, subject to customary closing adjustments, plus the value of inventory. In addition, the parties have signed a multi-year product supply agreement.

“Fully owning the Toledo Refinery provides a unique opportunity to further integrate our heavy oil production and refining capabilities,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “Operating the refinery will open up additional synergies and capital efficiency opportunities, including connectivity with our nearby Lima Refinery. This transaction solidifies our refining footprint in the U.S. Midwest and increases our ability to capture margin throughout the value chain.”

The transaction will give Cenovus an additional 80,000 barrels per day (bbls/d) of downstream throughput capacity, including 45,000 bbls/d of heavy oil refining capacity. It will also provide the company with opportunities to further optimize its heavy oil value chain through integration with its upstream assets. Cenovus expects to realize synergies over the next few years as a result of the transaction, primarily related to the optimization of feedstock and refined product sales, and the longer-term potential to connect the Toledo Refinery with Cenovus’s U.S. refining network.

“This refinery is a strategic addition to our Downstream business,” said Keith Chiasson, Cenovus’s Executive Vice-President, Downstream. “It has provided economic opportunities and critical energy products to the people of Ohio and surrounding areas for decades, and we look forward to continuing that tradition once we assume full ownership of the facility.”

The Toledo Refinery recently completed a major, once in five years turnaround. Funded through the joint venture, the turnaround will improve operational reliability. This transaction will bring Cenovus’s total refining capacity to 740,000 bbls/d.

Advisory

Forward-looking Information
This document contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward‐looking information in this document is identified by words such as “expect”, “opportunity”, “potential”, “strategy” and “will” or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: the timing for closing the Toledo Refinery transaction; integrating Cenovus’s heavy oil production and refining capabilities; margin capture; feedstock and refined product sales; throughput and refining capacity; synergies of the transaction; and impacts of the completed turnaround.

Developing forward‐looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this document are based include, but are not limited to: closing of the Toledo transaction in a timely manner; commodity prices, inflation and supply chain constraints; Cenovus’s ability to deliver safe and reliable operations and capture margin throughout the value chain; and other assumptions inherent in Cenovus’s 2022 guidance available on cenovus.com.

Additional information risks, assumptions, uncertainties and other factors that could cause actual results to differ from the anticipated results are provided in Cenovus’s Management Discussion and Analysis (MD&A) for the periods ended December 31, 2021 and June 30, 2022, as well as in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com). Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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